

November 7, 2012

Via E-mail
Mr. Gregory J. Bylsma
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, MI 49464

      RE: Herman Miller, Inc.
                  Form 10-K for the Year ended June 2, 2012
                  Filed July 31, 2012
                  Form 10-Q for the Quarter ended September 1, 2012
                  Filed October 11, 2012
                  Item 5.07 Form 8-K
                  Filed October 11, 2011
                  File No. 1-15141

Dear Mr. Bylsma:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 2, 2012

Item 6 – Selected Financial Data, page 13

1. You have presented your cash flow from operating activities in the Operating Results section. While presentation of cash flow from operating activities is useful, this data should be considered in the framework of a statement of cash flows, which reflects management's decision as to the use of these cash flows and the external sources of capital used. The implication of a presentation which shows only the cash flow generated from operations portion of a cash flows statement is that the use of such cash flows is entirely at the discretion of management. In future filings, please also present your cash flows from investing and financing activities. See FRC 202.03.

Item 8 – Financial Statements and Supplementary Data, page 34

Note 13 – Warranties, Guarantees, and Contingencies, page 63

Product Warranties, page 63

2. Please enhance your disclosure in future filings to present a summary of the warranty liability activity for the most recent three years rather than two years. Refer to FASB ASC 460-10-50-8. Also, expand your discussion in Management's Discussion and Analysis to better explain the reason for the $10 million increase in warrant expense for fiscal 2012. In this regard, we note your current disclosure which indicates that this increase is "due to increased spend and changes in estimates" is not overly informative.

Signatures, page 78

3. We note that your Chief Financial Officer and Principal Accounting Officer has signed the annual report on behalf of the registrant, but he does not appear to have signed individually in his capacity (in the second section of the signatures page) as your Principal Financial and Principal Accounting Officer. Your annual report must be signed by one or more of your executive officers on behalf of the registrant and by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K, and comply with this comment in future filings.

Exhibit Index, page 81

4. We note that you appear to have omitted the schedules and exhibits to Exhibit 10(j) (Second Amended and Restated Credit Agreement dated as of November 18, 2011). As there does not appear to be a basis for this omission, please re-file Exhibit 10(j), including all of its schedules and exhibits, with your next periodic report or with a current report.

Form 8-K filed October 11, 2011

5. It does not appear that you amended your Form 8-K to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief